Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK SECURES COMMITMENT
FOR $250-MILLION CREDIT FACILITY

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PROVIDENCE, RI, October 9, 2009—**Nortek, Inc.** ("**Nortek**") today announced that it has secured a commitment for a $250-million asset-based revolving credit facility in conjunction with its prepackaged plan of reorganization ("Prepackaged Plan"), which includes an undertaking to use commercially reasonable efforts to form a syndicate of lenders to increase the facility to $300 million.

The credit facility, which will be available upon consummation of the Prepackaged Plan, will be provided by a group of lenders including Bank of America, N.A.; GE Capital, Restructuring Finance; Wells Fargo Foothill LLC; Wells Fargo Foothill Canada ULC; and PNC Bank National Association.

Nortek said proceeds from the credit facility will be used primarily to replace the existing facility, and for payment of certain fees and expenses in connection with the transaction, working capital, and other general corporate purposes.

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Nortek has previously announced that it has reached agreements to accept the terms of **Nortek's** Prepackaged Plan with note holders representing more than 66 2/3% of the outstanding amounts of its 8½% Senior Subordinated Notes due 2014, as well as a substantial portion of the outstanding amount of its 10% Senior Secured Notes due 2013.

Richard L. Bready, **Nortek** Chairman and Chief Executive Officer, said, "We are pleased that the company was able to secure exit financing at this early stage of our reorganization process. The financing will provide the reorganized company with liquidity for working capital and ensure that trade creditors, suppliers and employees continue to receive all amounts owed to them in the ordinary course of business."

On September 18, 2009, **Nortek** announced that it had begun a solicitation of votes from certain of its creditors for its Prepackaged Plan. Upon completion of the solicitation, **Nortek** intends to implement the reorganization plan through the commencement of Chapter 11 cases by **Nortek** and its domestic subsidiaries. When concluded, the agreements and subsequent reorganization will eliminate approximately $1.3 billion in total indebtedness.

The Company said votes from note holders must be received by Financial Balloting Group LLC ("FBG"), **Nortek's** voting agent, before October 16, 2009 at 5:00 p.m. Solicitation materials have been provided to creditors of record entitled to vote on the Prepackaged Plan. Note holders who need additional information regarding the balloting process or solicitation materials can contact FBG at 646-282-1800.

Nortek (through its subsidiaries) is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **Nortek** offers a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this discussion and throughout this document, words, such as "intends", "plans", "estimates", "believes", "anticipates" and "expects" or similar expressions are intended to identify forward-looking statements. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties, over which Nortek has no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include the availability and cost of certain raw materials, (including, among others, steel, copper, packaging materials, plastics and aluminum) and purchased components, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, price, product and warranty liability claims, any amendments to the Plan of Reorganization, whether or not the Plan of Reorganization is confirmed by the bankruptcy court, and whether or not Nortek and its domestic subsidiaries conclude their chapter 11 cases in the anticipated timeframe or at all. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Nortek or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Readers are also urged to carefully review and consider the various disclosures made by Nortek, herein, as well as its periodic reports on Forms 10-K, 10-Q and 8-K, filed with the Securities and Exchange Commission.

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